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Exhibit 2.2

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

    AMENDMENT NO. 1, dated as of November 21, 2001, between DUKE REALTY CORPORATION, an Indiana corporation (the "Company"), and AMERICAN STOCK TRANSFER  & TRUST COMPANY, a New York corporation, as Rights Agent (the "Rights Agent").

    WHEREAS, the Company (formerly known as Duke Realty Investments, Inc.) and the Rights Agent entered into a Rights Agreement, dated as of July 23, 1998 (the "Rights Agreement"); and

    WHEREAS, pursuant to and in accordance with the provisions of Section 26 of the Rights Agreement, the Company's Board of Directors has authorized the amendments to the Rights Agreement set forth below;

    NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

    1.  Amendment of Section 1.

    (a) Section 1 of the Rights Agreement is amended by replacing the definition of "Acquiring Person" in its entirety with the following:

      "Acquiring Person" shall mean any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries or any trustee or fiduciary with respect to such a plan acting in such capacity) who or which, alone or together with all Affiliates and Associates of such Person, is the Beneficial Owner of 15% or more of the shares of Company Common Stock then outstanding. Notwithstanding the foregoing, (i) no Person shall become an "Acquiring Person" as a result of the purchase of shares of Company Common Stock pursuant to a Permitted Offer or a Qualifying Offer; (ii) no Person shall become an "Acquiring Person" as a result of an acquisition of Company Common Stock by the Company which, by reducing the number of shares of the company Common Stock outstanding, increases the proportionate number of shares Beneficially Owned by such Person to 15% or more of the Company Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Company Common Stock then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Company Common Stock other than as a direct or indirect result of any corporate action taken by the Company, then such Person shall be deemed to be an "Acquiring Person"; and (iii) if a majority of the Continuing Directors determines in good faith that a Person who would otherwise be an "Acquiring Person", as defined pursuant to the first sentence of this definition, has become such inadvertently (including, without limitation, because (a) such Person was unaware that it Beneficially Owned 15% or more of the shares of Company Common Stock then outstanding or (b) such Person was aware of the extent of such Beneficial Ownership but such Person acquired Beneficial Ownership of such shares of Company Common Stock without the intention to change or influence the control of the Company Common Stock so that such Person would no longer be an "Acquiring Person", as defined pursuant to the first sentence of this definition, then such Person shall not be deemed to be, or have been, an "Acquiring Person" for any purposes of this Agreement, and no Stock Acquisition Date shall be deemed to have occurred. All questions as to whether a Person who would otherwise be an Acquiring Person has become such inadvertently shall be determined in good faith by a majority of the Continuing Directors, which determination shall be conclusive for all purposes.

    (b) Section 1 of the Rights Agreement is amended by adding, immediately after the definition of "40% Person" and immediately before the definition of "Permitted Offer", the following:

      "Liquid Common Stock" shall mean common stock that (i) is issued by a corporation organized under the laws of any state within the United States; (ii) is listed on a national securities exchange or the Nasdaq National Market; and (iii) has a public float value (as defined in Regulation M under the Securities Act of 1933, as amended), without giving effect to the consummation of any Qualifying Offer, of not less than $2,000,000,000 and an ADTV value (as that term is used in Regulation M under the Securities Act of 1933, as amended) of not less than $7,500,000.

    (c) Section 1 of the Rights Agreement is amended by adding, immediately after the definition of "Purchase Price" and immediately before the definition of "Record Date", the following:

      " 'Qualifying Offer' shall mean a tender offer for all outstanding shares of Company Common Stock which meets all of the following requirements:

    (i)
    the consideration offered consists exclusively of (x) cash; (y) shares of Liquid Common Stock or (z) a combination of cash and shares of Liquid Common Stock;

    (ii)
    the Person or group making the tender offer must, prior to or on the date of commencement of such offer, have provided the Company firm written commitments from responsible financial institutions, which have been accepted by such Person or group, to provide, subject only to customary terms and conditions (which shall in no event include conditions requiring access by such financial institutions to non-public information to be provided by the Company, conditions based on the accuracy of any information concerning the Company other than information contained in filings with the Securities and Exchange Commission made by the Company, or conditions requiring the Company to make any representations, warranties or covenants in connection with such financing) funds for such offer which, when added to the amount of cash and cash equivalents which such Person or group then has available and has irrevocably committed in writing to the Company to utilize for purposes of the offer if consummated, and to set apart and maintain available for such purposes until the offer is consummated or withdrawn, will be sufficient to pay for (A) all shares of Company Common Stock then outstanding (determined for this purpose on a fully diluted basis on the assumption that all options, warrants and similar rights (other than the Rights), and all conversion, exchange and similar privileges, including without limitation all conversion or exchange rights associated with partnership interests issued by any limited partnership of which the Company is an affiliate, are fully exercised and that all vesting and similar restrictions are accelerated before such exercise) and (B) all expenses to be incurred by the Person or group in connection with the offer and the subsequent acquisition of untendered shares contemplated by clause (v)(A) below;

    (iii)
    such Person or group must own, after consummating such offer, at least two-thirds of the then outstanding shares of Company Common Stock (calculated on the same fully-diluted basis described in clause (ii));

    (iv)
    such offer must remain open for at least 60 Business Days and must be extended for at least 20 Business Days after the last increase in the price offered and after any bona fide higher alternative offer is made and shall be subject only to customary terms and conditions, which shall in no event include satisfaction of any conditions relating to the business, financial condition, results of operations or prospects of the Company other than such as are based on information publicly disclosed by the Company; and

    (v)
    prior to or on the date of commencement of such offer, such Person or group must irrevocably commit in writing to the Company and in the offer to purchase relating to the offer:

    (A)
    subject to clause (C) below, to consummate promptly upon completion of the offer a transaction whereby (x) all shares of Company Common Stock not tendered into the offer will be acquired at the same consideration per share paid pursuant to the offer and (y) each option, warrant and similar right, and each conversion or exchange right, previously issued by the Company that entitles the holder to acquire Company Common Stock (other than the Rights) will be converted into the right to acquire, upon exercise of the option, warrant or right, or conversion or exchange right, in lieu of shares of Company Common Stock, the consideration that would be payable for those shares in the offer, and otherwise not to purchase or otherwise acquire any shares of Company Common Stock (or any partnership interests or securities convertible into or exchangeable for shares of Company Common Stock) following completion of the offer,

      (B)
      that except as provided in clause (C) below, such Person or group will not materially amend such offer, except to increase the price offered,

      (C)
      that if the consideration offered includes Liquid Common Stock, such Person or group will, if so requested in writing by the Company's Board of Directors at any time prior to consummation of the offer, undertake to structure its acquisition of the Company as a reorganization that, under the applicable provisions of the Internal Revenue Code of 1986, as amended (or any successor or replacement statute), will not result in the immediate recognition of taxable gain by any beneficial owner of shares of Company Common Stock (including without limitation any holder of any partnership interest that is convertible into or exchangeable for shares of Common Stock; and

      (D)
      that such Person or group will not make any offer for any equity securities of the Company for six months after commencement of the original offer if the original offer does not result in the tender of the number of shares required to be purchased pursuant to clause (iii) above, unless another tender offer for shares of Company Common Stock that meets the conditions for a Qualifying Offer is commenced by another Person or Persons not affiliated or associated with, acting in concert with, or instigated or financed by, the Person or group making the original offer or with whom the Person or group making the original offer has any agreement, arrangement or understanding relating to the Company or any assets or securities of it or any of its Subsidiaries."

    2.  Effectiveness.

    This Amendment No. 1 shall be deemed effective as of November 21, 2001 as if executed by both parties hereto on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected.

    3.  Miscellaneous.

    This Amendment No. 1 shall be deemed to be a contract made under the laws of the State of Indiana and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment No.1 may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment No. 1 is held by a court of competent jurisdiction or other authority to be invalid, illegal, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment No. 1 shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of the date and year first above written.

DUKE REALTY CORPORATION
By:	/s/ HOWARD L. FEINSAND
Name: Howard L. Feinsand Title: Executive Vice President
AMERICAN STOCK TRANSFER & TRUST COMPANY, as Rights Agent
By:	/s/ HERBERT J. LEMMAR
Name: Herbert J. Lemmar Title: Vice President

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Exhibit 2.2
AMENDMENT NO. 1 TO RIGHTS AGREEMENT